(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 000-30842 CUSIP Number: 00208B105 (1)

For Period Ended: April 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ASAT Holdings Limited

Full Name of Registrant

N/A

Former Name if Applicable

14th Floor, 138 Texaco Road

Address of Principal Executive Office (Street and Number)

Tsuen Wan, New Territories, Hong Kong

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)    ☐

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

In a press release dated June 16, 2005, ASAT Holdings Limited (the “Company”) announced that, subject to certain conditions, it had obtained a commitment of US$15 million of purchase money loan financing from one of the Company’s principal shareholder groups. Subsequent to obtaining this commitment, the Company’s auditors raised questions whether the US$15 million was sufficient to enable the Company to continue as a going concern. The absence of such going concern issues was a condition to the US$15 million financing and thus the principal shareholders would not have been obligated to provide such financing. As the Company was unable to meet the conditions of such financing, it would not be eligible to receive any of the US$15 million financing and the commitment was terminated.

Subsequent to determining that the previously announced US$15 million financing would not be available, the Company engaged in negotiations with its two principal shareholder groups for alternate debt and equity financings aggregating US$30 million, which it reasonably expected would be concluded sufficiently in advance of the prescribed due date for its Form 20-F for the year ended April 30, 2005 (the “Form 20-F”), and would support presentation of the Company’s consolidated financial statement on a going concern basis.

A number of unexpected last minute issues resulted in the definitive agreements for the financings not being concluded in time to permit the a filing of the Form 20-F with financial statements presented on a going concern basis, and these circumstances did not become evident until a point in time when there was insufficient time to allow the Company to modify its financial presentation and the related Form 20-F disclosure to be compliant with the requirements of Form 20-F to permit a timely filing. Moreover, the Company still had a reasonable expectation that agreement on the terms of the financings was imminent and that by delaying the filing the Company would be able to include a summary of all the terms of the financings.

Definitive agreements for the US$30 million of equity and debt financing were concluded in Hong Kong on August 1, 2005. Those agreements contain important conditions, including conditions outside the Company’s control, such as approval of the shareholders of QPL International Holdings Limited if required by the Hong Kong Stock Exchange. The Company is finalizing its review of the conditions and is delaying the filing of the Form 20-F pending completion of that review. In the event any of the conditions are not satisfied, the Company may not be able to obtain the funds when needed on these terms or at all and, unless alternate financing is obtained, the Company’s business and financial condition and prospects would be materially and adversely affected, which could create substantial uncertainty regarding the Company’s ability to continue as a going concern. Moreover, after further review, the Company could conclude that the conditions to the financings create substantial uncertainty regarding the Company’s ability to receive the funds pursuant to the financings and the ability of the Company to continue as a going concern.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Robert J. Gange (Name)	(852) (Area Code)	2439 8788 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ASAT Holdings Limited

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 1, 2005	By:	/s/ ROBERT J. GANGE
		Name:	Robert J. Gange
		Title:	Executive Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

General Instructions

1	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).